Exhibit 77.Q1(f)


                             Roy G. Hale
                        Certified Public Accountant


301-870-3374                                         PO Box 2634
800-286-4602                                  La Plata, MD 20646



                                Memorandum

To:  Tom Henry

In response to your fax concerning the NSAR for the Ehrenkrantz Growth Fund, the information that should be provided are:

A copy of my letter of resignation
Responses to the following questions:

Whether the former accountants resigned, declined to stand for reelection, or were dismissed, and the date on which the changes occurred.

The former accountant resigned on November 21, 2005.

Whether the accountants' report for either of the two preceding years contained an adverse opinion, a disclaimer of opinion, or a qualified opinion arising from the audit scope, the accounting principles applied, or an uncertainty, and discussion concerning the nature of any such opinion.

The auditor issued an unqualified opinion for the two preceding years.

Whether the change was recommended or approved by the Board of Directors or the audit committee thereof.

The Board of Directors accepted the letter of resignation of the former independent auditor.

A description of any disagreement between the registrant and the former accountants on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure that, if not satisfactorily resolved, would result in other than an unqualified opinion being issued.

As evident by the letter of resignation from the former auditor, there were no disagreements between the registrant and the former auditor that would require disclosure under the provisions of this section.